March 21, 2025

Surendra Ajjarapu
Chief Executive Officer
Scienture Holdings, Inc.
6308 Benjamin Rd, Suite 708
Tampa, FL 33634

        Re: Scienture Holdings, Inc.
            Draft Registration Statement on Form S-1
            Submitted March 18, 2025
            CIK No. 0001382574
Dear Surendra Ajjarapu:

        Our initial review of your draft registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, the draft registration statement does not include audited financial statements for the fiscal year ended December 31, 2024.

       We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses this deficiency.

       Please contact Jason Drory at 202-551-8342 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Kate Bechen